SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-16197

PEAPACK-GLADSTONE FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

THE AMERICAN STOCK EXCHANGE
(Name of Exchange Where Security is Listed and/or Registered)

158 Route 206, Peapack-Gladstone, New Jersey 07934	908-234-0700
(Address, including zip code, and telephone number, including area code, of Issuer’s Principal Executive Offices)

Description of class of securities:                         Common Stock, no par value

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐        17 CFR 240.12d2-2(a)(1)

☐        17 CFR 240.12d2-2(a)(2)

☐        17 CFR 240.12d2-2(a)(3)

☐        17 CFR 240.12d2-2(a)(4)

☐        Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with it rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒        Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Peapack-Gladstone Financial Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated:August 11, 2008	By:	/s/ Arthur F. Birmingham
	Name:	Arthur F. Birmingham
	Title:	Executive Vice President and Chief Financial Officer